SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

to

Schedule TO
Tender Offer Statement Under Section 14(D)(9) Or 13(E)(1) Of
The Securities Exchange Act Of 1934

SCIENTIGO, INC.
(issuer)

SCIENTIGO, INC.
(offeror)

2005 6.4% Senior Convertible Notes Warrants to Purchase Common Stock
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Clifford A. Clark
Scientigo, Inc.
6701 Carmel Road
Suite 205
Charlotte, North Carolina 28226
(704) 837-0500

Copies to:

Gerald L. Baxter, Esq. Greenberg Traurig, LLP 3290 Northside Parkway NW Suite 400 Atlanta, Georgia 30327 (678) 553-2100	Trevor J. Chaplick, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 11921 Freedom Drive Suite 600 Reston, VA 20190 (703) 734-3100

CALCULATION OF FILING FEE

Transaction Valuation(s)	Amount of Filing Fee

$5,107,160.00	$1,021.43

(a)
Estimated solely for the purpose of determining the registration fee, and calculated based on the market value of the securities offered in the exchange offer. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $.0002 for each $1.00 of the value of the transaction.

☑ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing. Registration Statement No. 333-129621 on Form S-4 filed November 10, 2005 (the "Registration   Statement").

* Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

* third party tender offer subject to Rule 14d-1	* going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	* amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This Amendment No. 3 to Issuer Tender Offer Statement on Schedule TO ("ScheduleTO") relates to an offer by Scientigo, Inc. (the "Company"), a Delaware corporation, to exchange $.80 principal amount of one of two new 10% Notes (the "A Notes" or the "B Notes") and two Warrants to Purchase shares of Company Common Stock, par value $.001 (the "Common Stock") (the "A Warrants" and the "B Warrants") for $1.00 principal amount of outstanding 2005 6.4% Senior Convertible Notes (the "Notes") and each outstanding Warrant to Purchase one (1)share of Company Common Stock, par value $.001 (the "Warrants"), upon the terms and subject to the conditions contained in the Company's prospectus dated February 28, 2006 and the related Letter of Transmittal, which are parts of the Company's Pre-Effective Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-129621), filed February 28, 2006 and are incorporated herein by reference.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

This Amendment is the final amendment to the Schedule TO.

Item 11. Additional Information.

Item 11 of the Schedule TO is amended and supplemented by adding the following information:

(b)
Other Material Information. On April 3, 2006, the Company issued a press release announcing the final results of the exchange offer. A copy of the press release is filed as Exhibit (a) (5) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following information:

Exhibit No.	Description

(a)(4)	Prospectus Supplement No. 1 dated April 3, 2006 (incorporated by reference to the Company's 424(b)(3) filing on April 3, 2006 (File No. 333-129621)).

(a)(5)	Press release issued by the Company on April 3, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Scientigo, Inc.

By:	/s/ Clifford A. Clark|
Name: Clifford A. Clark
Title: Chief Financial Officer

Dated: April 3, 2006